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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                               SCHEDULE 14D-9/A
                                (RULE 14d-101)

          Solicitation/Recommendation Statement under Section 14(d)4 of the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          ROBERTSON-CECO CORPORATION
                           (Name of Subject Company)

                          ROBERTSON-CECO CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   770539203
                     (CUSIP Number of Class of Securities)

                               E.A. Roskovensky
                     President and Chief Operating Officer
                          Robertson-Ceco Corporation
                            5000 Executive Parkway
                                   Suite 425
                          San Ramon, California 94583
                                (925) 543-7599
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  Copies to:

       Stephen R. Rusmisel, Esq.               Helen R. Friedli, P.C.
  Winthrop, Stimson, Putnam & Roberts          McDermott, Will & Emery
        One Battery Park Plaza                 227 West Monroe Street
       New York, New York 10004                Chicago, Illinois 60606
            (212) 858-1000                         (312) 372-2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on May 4, 2000 by Robertson-Ceco Corporation, a Delaware corporation. The Schedule 14D-9 is hereby amended and supplemented by adding the following language (inadvertently omitted from the original filing due to a technical transmission error) immediately preceding Annex A thereto:

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       Robertson-Ceco Corporation



                                       By: /s/ E.A. Roskovensky
                                          ---------------------------------
                                       Name:   E.A. Roskovensky
                                       Title:  President and Chief
                                               Operating Officer

Dated:  May 4, 2000



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       Robertson-Ceco Corporation



                                       By: /s/ E.A. Roskovensky
                                          ---------------------------------
                                       Name:   E.A. Roskovensky
                                       Title:  President and Chief
                                               Operating Officer

Dated:  May 5, 2000